Mail Stop 4561

October 9, 2008

VIA U.S. MAIL AND FAX (858) 456-6480

Maxim C. W. Webb
Chief Financial Officer
PICO Holdings, Inc.
875 Prospect Street
Suite 301
La Jolla, CA 92037

   **Re: PICO Holdings, Inc.**
      **Form 10-K for Fiscal Year Ended**
      **December 31, 2007**
      **Filed February 29, 2008**
      **Form 10-Q for Quarterly Period Ended**
      **March 31, 2008**
      **Filed May 9, 2008**
      **Definitive Proxy Statement**
      **Filed March 19, 2008**
      **File No. 033-36383**

Dear Mr. Webb:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,


         Robert Telewicz
         Senior Staff Accountant